Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Host ESG Conference Call and Webcast October 19
Vancouver, B.C. - Sept. 21, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") will host a call to discuss Pan American’s environmental, social and governance ("ESG") efforts and developments on October 19, 2023 at 11:00 am ET (8:00 am PT).
This year's call will be in the format of a fireside chat with Pan American's President and CEO, Michael Steinmann, and Senior Vice President, Corporate Affairs and Sustainability, Brent Bergeron, who will provide an update on Pan American's ESG approach and performance, as we integrate the best of Pan American and Yamana Gold Inc.'s sustainability programs and practices, following our acquisition of Yamana Gold Inc. effective March 31, 2023. The conversation will be moderated by Siddharth Samarth, Managing Director & Head Sustainable Finance with CIBC Capital Markets. Following the fireside chat portion of the call, senior members of Pan American’s management team will be available to respond to questions from investors and analysts.
ESG Conference Call and Webcast:

Date:	Thursday, October 19, 2023
Time:	11:00 am ET (8:00 am PT)
Webcast:	https://onlinexperiences.com/Launch/QReg/ShowUUID=94C1247B-5BCB-4F18-B314-C4F01E75B396
Audio:	Register here to obtain PIN and dial in number by location https://register.vevent.com/register/BI008c0ffe5a864ea59ec04b75861126d0
The live webcast and presentation slides will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1